FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
_X_Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___Form 3 Holdings Reported ___Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940.	OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
(Print or Type Responses)
1. Name and Address of Reporting Person* CHIAPPARONE PAUL J.	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X__Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02	6. (Continued) - Title: Vice Chairman
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/4/02		F		9,104	D	$61.61	191,658	D
Common Stock								204**	I	By Hewitt Assoc- iates, LLC

NOTE:  This Reporting Person ceased being an Insider on 1/15/03.
** These shares were held in trust under the EDS 401(k) Plan as of December 31, 2002.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.  The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock as of December 31, 2002.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy)-12/17/96 Grant												200,000*	D
Employee Stock Option (right to buy)-8/10/98 Grant												100,000*	D
Employee Stock Option (right to buy)-4/24/00 Grant												100,000*	D
Employee Stock Option (right to buy)-2/6/01 Grant												175,000*	D
Employee Stock Option (right to buy)-2/6/02 Grant	$57.5750	2/6/02		A	160,000		(1)	(1)	Common Stock	160,000		160,000	D
Phantom Stock-EDP	1 for 1											10,000*	D
Phantom Stock-EDP	1 for 1	(2)		A	14,355		(2)	(2)	Common Stock	14,355	(2)	14,355	D

Explanation of Responses:

*Totals reported were as of 12/31/02.
(1)  The grant under Issuer's Amended and Restated Stock Incentive Plan ("SIP") was made pre-Sarbanes Oxley and is timely reported via Form 5.  The shares vest in the amount of 40,000 on 2/6/03, 2/6/04, 2/4/05 and 2/6/06, and remain exercisable for a five year period commencing on the date of exercise eligibility.
(2)  Shares of phantom stock units under the Issuer's Executive Deferral Plan ("EDP") are issued following termination of the Reporting
       person's employment with the Issuer.   The number of phantom stock units includes (i) 307 phantom share dividend equivalents for the period of 01/01/02-12/31/02 in a range of $14.46 to $63.90 per share, (ii) a deferral of an executive bonus plan shares on 1/18/02 in the amount of 5,707, and (iii) an employer 401k match make-up phantom share equivalents in the amount of 8,341 for the period of
       01/01/02-12/31/02 at a fair market value of $18.13 on 12/31/02.
                    /S/  LINDA EPSTEIN                                 02/12/03
   Linda Epstein as Attorney-in-Fact for                    Date
   Paul J. Chiapparone

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).